Red Oak Fund, L.P.

145 Fourth Avenue, Suite 15A

New York, New York 10003

April 23, 2007

VIA EDGAR, FACSIMILE AND UPS OVERNIGHT

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention: Julia E. Griffith, Esq.

Re:	Red Oak Fund, L.P.

Schedule TO-T filed March 30, 2007

File No. 005-80992

Ladies and Gentlemen:

Red Oak Fund, L.P. (the “Fund”) on the date hereof expects to transmit via EDGAR Amendment No. 1 to the Schedule TO-T filed on March 30, 2007 (File No. 005-80992, the “Schedule TO-T”), a copy of which is attached for your reference. By letter dated April 16, 2007, the Fund received comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Schedule TO-T (the “Comment Letter”) and the Fund’s offer to purchase for cash up to 1,200,000 shares of the Female Health Company (the “Offer”).

In preparing Amendment No. 1 to the Schedule TO-T, the Fund has addressed the Staff’s comments in the Comment Letter. Red Oak’s response to each of the comments contained in the Staff’s Comment Letter follows. For your convenience, each comment is repeated verbatim with the Fund’s response immediately following.

Schedule TO-T

1.

The cover page identified Red Oak Partners LLC as the offeror. However, the signature page identifies Red Oak Fund LP as the offeror. Please clarify which entity is the offeror. Further, to the extent you believe that Red Oak Fund LP is the offeror, please advise as to what consideration you gave to identifying Red Oak Capital Partners LLC as a co-offeror in connection with the transaction.

RESPONSE:

The tender offer materials, including the cover page, summary term sheet and Section 8 thereof, identify Red Oak Fund, L.P. as the offeror. Due to an error by the Fund’s filing service, the Schedule TO-T was filed by Red Oak Partners, LLC. Amendment No. 1 to the Schedule TO-T is being filed by the Red Oak Fund, L.P., which should clarify Red Oak’s status as the offeror.

We believe that there is not a need to identify Red Oak Capital Partners, LLC as a co-offeror with respect to the transaction, since Red Oak Fund, L.P. is fully funded and has been formed for the purpose of making investments in publicly traded equity securities.

Securities and Exchange Commission

Attention: Julia E. Griffith, Esq.

April 23, 2007

2.

We note your statement that Item 10 of Schedule TO is “not applicable to the offer. Please advise us as to why you believe that the offeror’s financial statements are not material. See Section II.G.2.a. of SEC Release No. 33-7760 (October 22, 1999). Alternatively, provide the information required by Item 1010(a)-(c) of Regulation M-A, as applicable.

RESPONSE:

We believe that the Fund’s financial statements are not material. We believe that the small size of this partial tender, the stated purpose of passive investment as opposed to seeking control or to influence FHCO, and the fact that, as stated in Section 11 of the Offer to Purchase, the Offer is not conditioned upon any financing arrangements and no consent or approval from any third party is needed for the Fund’s use of cash to fund the tender, all support our belief that in this instance, the burden to the Fund of providing financial information in its tender offer materials outweighs the usefulness of the information to security holders. The Offer to Purchase makes it clear that the Fund has available cash to purchase all of the shares it seeks, which should provide stockholders enough information to conclude there is little risk of non payment.

In light of your comment, we have added language to Section 8, “Information Concerning Red Oak,” to indicate that this investment is not the Fund’s principal activity.

In further support of the Fund’s stated intention not to seek control of FHCO, we note that the Fund has entered into the Standstill Agreement, which would prevent the Fund from exceeding a 15% ownership stake in FHCO without FHCO’s prior written consent, for a period of approximately one year. We believe that financial statements of the Fund are not material to investors with respect to this transaction, given the Fund’s stated passive investment intent, the Standstill Agreement that is in effect, and the enhanced disclosure regarding the resources and investment activities of the Fund.

Offer to Purchase

Terms of the Offer; Proration; Expiration Date, page 7

3.

We note your disclosure that you may not be able to take up and pay for the shares until five Nasdaq trading days following the expiration of the offer. Please explain why this complies with the prompt payment requirements of Rule 14e-1(c).

RESPONSE:

We first note that the cited statement that it may take five Nasdaq trading days following the expiration of the Offer to pay for the Shares is made under the assumption that proration is applicable. Rule 14e-1(c) requires that the Company pay the consideration offered, or return the tendered securities, promptly after the termination or withdrawal of the tender offer. In construing the word “promptly” in this context, the court in Prior v. United States Steel Corp., 591 F. Supp. 942 (S.D.N.Y. 1984) held that prompt payment for tendered shares is a question of fact to be determined in light of the facts and circumstances of the transaction and the customary practices of the financial community.

One circumstance affecting the timing of payments to be made to stockholders who have properly tendered in the offer is the fact that the Company has provided holders of physical certificates with the opportunity to submit before the expiration of the tender offer a notice of guaranteed delivery, and then

Securities and Exchange Commission

Attention: Julia E. Griffith, Esq.

April 23, 2007

submit their physical certificates to the depositary within three trading days after the date of the signed notice of guaranteed delivery. Another circumstance that may affect the timing of payments to stockholders who have properly tendered is that proration may be required. It would not be possible to compute the proration factor until after the notice of guaranteed delivery period. Therefore, without removing the notice of guaranteed delivery component and the proration feature from the tender offer, five business days is the soonest practicable time at which the Company may commence payments in the event of proration.

After discussion with the Company’s depositary and reviewing other precedents, we believe that this timing falls within customary practice of the financial community, given the facts and circumstances specific to this transaction. We also believe that the payment timing as explained is in keeping with the purpose behind Rule 14e-1(c) provided in the Commission’s Exchange Act Release No. 16384, to “protect investors by ensuring that deposited securities are not tied up for an unreasonable length of time.” Fed. Sec. L Rep. para. 82,373 at 82,596 (Nov. 29, 1979).

4.

We note your disclosure that your Depositary may retain shares tendered and delay acceptance for payment, subject to the provisions of Rule 14e-1(c). These appear to be contradictory disclosures, since the rule requires that you promptly pay for or return the tendered securities. Please revise.

RESPONSE:

The observation noted in this comment is explained by the fact that, as described in Section 1 of the Offer to Purchase, Red Oak may choose to extend the Offer. In the event that Red Oak extends the Offer, it would be required under Rule 14e-1(c) to pay the consideration offered or return tendered shares promptly after the expiration of the extended offering period or the withdrawal of the Offer. The fifth paragraph of Section 2 has been revised to more clearly reflect this, as set forth below:

We expressly reserve the right, in our sole discretion, to delay acceptance for payment of or payment for Shares. Under such circumstances, we would extend the Offer. In that case, we would comply with Rule 14e-1(c) by paying the consideration offered or returning the Shares deposited by or on behalf of the stockholders promptly after the revised expiration date or withdrawal of the Offer. During any extension of the Offer, the Depositary may retain tendered Shares on our behalf and those Shares may not be withdrawn except to the extent tendering stockholders are entitled to exercise, and duly exercise, the withdrawal rights described in Section 4, “Withdrawal Rights.”

In addition, we have revised the eighth paragraph of Section 1, consistent with this response.

Acceptance for Payment and Payment, page 9

5.	We note that you expect to return unpurchased shares “as promptly as practicable,” rather than “promptly” as Rule 14e-1(c) requires. Please revise.

RESPONSE:

We have revised the subject sentence accordingly.

Securities and Exchange Commission

Attention: Julia E. Griffith, Esq.

April 23, 2007

Withdrawal Rights, page 14

6.

Please revise your statement that tenders of shares are irrevocable except as described in Section 4 to include the information that any shares that have not been paid for or returned sixty days after the commencement of the offer may be withdrawn pursuant to Section 14(d)(5) of the Exchange Act.

RESPONSE:

We respectfully point the Staff’s attention to the second sentence of the second paragraph of Section 4, which contains the information you have asked to be included. Because the first sentence of Section 4 to which you referred explicitly references the remainder of Section 4, and Section 4 contains a description of the stockholders’ withdrawal rights, we submit that no amendment to the subject sentence is needed.

Background of the Offer, page 18

7.	Please revise this section to include information about the reasons for entering into the Standstill Agreement.

RESPONSE:

Pursuant to your comment, we have amended the subject paragraph to disclose reasons for entering into the Standstill Agreement.

Conditions to the Offer, page 20

8.

We believe that a tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow the objective verification that the conditions have been satisfied. In this regard, please revise the language in the parenthetical in subparagraph (a) to provide shareholders with more specificity about events triggering the condition. The language “any change (or condition, event or development involving a prospective change)” is too vague to offer much guidance.

RESPONSE:

We respectfully submit that the subject language complies with your position that conditions to the Offer be described with reasonable specificity, capable of some measure of objective verification. In order to constitute a condition of the Offer, any “condition, event or development” must have occurred or have been threatened, must relate to the business, financial condition, results of operations, etc. of FHCO, and must be significant enough that it does, or may have, a materially adverse effect on the value of FHCO, its shares, or a material contractual right of FHCO. While some judgment is necessary in coming to the conclusion that an event or condition meets these criteria, we believe that a reasonably informed objective person would be equipped to make the determination that a “condition, event or development involving a prospective change” has occurred that meets the criteria set forth above.

Securities and Exchange Commission

Attention: Julia E. Griffith, Esq.

April 23, 2007

Nevertheless, to address the concern raised by the Staff, we have amended paragraph (a) of Section 12 to increase the specificity by requiring that the condition, event or development involving a prospective material adverse effect be publicly known or disclosed.

* * * * * * * * * * * * * * * *

Pursuant to your request in the Comment Letter, enclosed with this letter is an acknowledgement signed by an officer of Red Oak. Please feel free to contact my attorneys, Peter Tennyson at (714) 668-6237 or Lance McKinlay at (714) 668-6263 in connection with this letter or the enclosed materials.

Sincerely,

Red Oak Fund, L.P.

By: Red Oak Capital Partners, LLC

/s/ David Sandberg

David Sandberg, Managing Member